UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

INFORMAX, INC.
(Name of Subject Company (Issuer))

BABCOCK, INC. (OFFEROR)
INVITROGEN CORPORATION (OFFEROR PARENT)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

45677N205
(CUSIP Number of Class of Securities)

LYLE C. TURNER
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
INVITROGEN CORPORATION
1600 FARADAY AVENUE
CARLSBAD, CA 92008
TELEPHONE: (760) 603-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPY TO:
JEFFREY T. BAGLIO, ESQ.
MARTY B. LORENZO, ESQ.
GRAY CARY WARE & FREIDENRICH LLP
4365 EXECUTIVE DRIVE, SUITE 1100
SAN DIEGO, CA 92121-2133
TELEPHONE: (858) 677-1400
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)

$42,000,000	$3,864

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 26,200,815 shares of the outstanding common stock, par value $0.001 per share, of the Issuer (the “Issuer Company Stock”) and (ii) 4,681,538 shares of Issuer Company Stock issuable upon the exercise of outstanding options having an exercise price less than or equal to the offer price of $1.36 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) and Section 14(g)(3) of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,864	Form or Registration No.: SC TO-T
Filing Parties: Babcock, Inc. and Invitrogen Corporation	Date Filed: October 25, 2002

[   ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]   third-party tender offer subject to Rule 14d-1.
[   ]   issuer tender offer subject to Rule 13e-4.
[   ]   going-private transaction subject to Rule 13e-3.
[   ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEMS 1-11

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed initially with the Securities and Exchange Commission on October 25, 2002 by Babcock, Inc., a Delaware corporation (“Babcock”) and a wholly owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”) and Invitrogen. On October 29, 2002, Babcock and Invitrogen filed Amendment No. 1 to the Schedule TO. The Schedule TO relates to the offer by Babcock to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of InforMax, Inc., a Delaware corporation (“InforMax”), at a purchase price of $1.36 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2002 (the “Offer to Purchase”), and in the related Letters of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(1) and (a)(1)(2) thereto, respectively.

The Offer to Purchase is hereby amended by adding the following sentence as the penultimate sentence of the first paragraph of Section 2 Acceptance for Payment and Payment for Shares, which appears on page 10 of the Offer to Purchase:

     “Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).”

The Offer to Purchase is hereby further amended by restating the third sentence of the subsection entitled “Determination of Validity” set forth in Section 3 Procedure for Tendering Shares, which appears on page 13 of the Offer to Purchase, as follows:

     “Purchaser and Invitrogen also reserve the absolute right, in their sole discretion, to waive any defect or irregularity in the tender of any Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other Stockholders.”

The Offer to Purchase is hereby further amended by making the following revisions to the subsection entitled “Background of the Offer; Contacts with InforMax” set forth in Section 11 Background of the Offer; Contacts with Informax; the Merger Agreement, which appears on pages 21-23 of the Offer to Purchase:

•	restating the first sentence of the fifth paragraph of the subsection in its entirety as follows:

     On August 23, 2002, InforMax’s Board of Directors met by telephone conference to review the progress of the strategic review process and to consider the indications of interest received from a public company provider of technology solutions for drug discovery and chemical development, a privately held life sciences tool company, and Invitrogen, as well as the comparative analyses prepared by Bear Stearns.

•	restating the tenth paragraph of the subsection in its entirety as follows:

     On September 30, 2002, InforMax’s Board of Directors met by telephone conference with InforMax’s legal and financial advisors to discuss the three proposals that had been received. Bear Stearns reviewed with the InforMax Board of Directors the proposals, the transaction structures and the valuation methodologies it expected to utilize in evaluating the consideration to be received in a transaction. Bear Stearns reviewed with the InforMax Board of Directors the status of the interested parties’ business and legal due diligence review as well as an analysis of the actionable and contingent nature of the three proposals. Hogan & Hartson reviewed with the InforMax Board of Directors the structural and contract issues relating to such proposals. The InforMax Board of Directors authorized management and its advisors to continue negotiations with all three interested parties submitting proposals as to both pricing and terms of a definitive acquisition agreement.

•	inserting the following sentence as the third sentence of the twelfth paragraph of the subsection:

     “Bear Stearns further advised the InforMax Board that the other indications of interest were not as fully developed as Invitrogen’s and that substantial additional time may be needed for the parties submitting their indications of interest to reach a firm offer stage.”

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended as follows:

(a)(1)(1)	Offer to Purchase, dated October 25, 2002.*
(a)(1)(2)	Form of Letter of Transmittal.*
(a)(1)(3)	Form of Notice of Guaranteed Delivery.*
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(7)	Form W-8BEN and Instructions for same.*
(a)(1)(8)	Form of Summary Advertisement, dated October 25, 2002.*
(a)(5)(1)	Text of joint press release issued by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(2)	Transcript of joint public conference call hosted by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(3)	Presentation materials from webcast hosted by Invitrogen and InforMax on October 15, 2002.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser.*
(d)(2)	Exclusivity Letter Agreement between Invitrogen and InforMax, dated October 3, 2002 (including letter dated September 25, 2002, containing incorporated provisions).*
(d)(3)	Confidentiality Agreement between Invitrogen and InforMax, dated June 25, 2002.*
(d)(4)	Confidentiality Agreement between Invitrogen and InforMax, dated October 24, 2002.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BABCOCK, INC.

By   /s/  John D. Thompson
Name:    John D. Thompson
Title:      President and Chief Executive Officer

INVITROGEN CORPORATION

By   /s/  C. Eric Winzer
Name:    C. Eric Winzer
Title:      Chief Financial Officer

Dated: November 15, 2002

EXHIBIT INDEX

(a)(1)(1)	Offer to Purchase, dated October 25, 2002.*
(a)(1)(2)	Form of Letter of Transmittal.*
(a)(1)(3)	Form of Notice of Guaranteed Delivery.*
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(7)	Form W-8BEN and Instructions for same.*
(a)(1)(8)	Form of Summary Advertisement, dated October 25, 2002.*
(a)(5)(1)	Text of joint press release issued by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(2)	Transcript of joint public conference call hosted by Invitrogen and InforMax on October 15, 2002.*
(a)(5)(3)	Presentation materials from webcast hosted by Invitrogen and InforMax on October 15, 2002.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2002, by and among InforMax, Invitrogen and Purchaser.*
(d)(2)	Exclusivity Letter Agreement between Invitrogen and InforMax, dated October 3, 2002 (including letter dated September 25, 2002, containing incorporated provisions).*
(d)(3)	Confidentiality Agreement between Invitrogen and InforMax, dated June 25, 2002.*
(d)(4)	Confidentiality Agreement between Invitrogen and InforMax, dated October 24, 2002.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.